Exhibit 99.1
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 8, 2008
YOU ARE HEREBY NOTIFIED that the Annual General Meeting of Shareholders (the “Meeting”) of Asia Pacific Wire & Cable Corporation Limited (the “Company”) will be held at the principal executive offices of the Company, located at No. 132 Min-Sheng East Road, Room B, 7th Fl., Section 3, Taipei, 105 Taiwan, ROC, on September 8, 2008 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the following purposes:
1.	To read and approve the written record of the last Annual General Meeting of the Shareholders held on September 7, 2007 (the “Prior Meeting Minutes”);

2.	To approve the appointment of Mazars Moores Rowland LLP as the independent auditors for the current fiscal year;

3.	To elect ten (10) members of the Board of Directors, each for a term ending on the date of the next Annual General Meeting;

4.	To approve the compensation to be paid to the Directors;

5.	To increase the authorized share capital from two hundred thousand United States dollars (US$200,000) divided into twenty million (20,000,000) Common Shares of one United States cent (US$0.01) each to five hundred thousand United States dollars (US$500,000) divided into fifty million (50,000,000) Common Shares of one United States cent (US$0.01) each and to amend the Bye-Laws in accordance with such increase; and

6.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
In addition, during the Meeting, there will be a report by management on certain unaudited financial results of the Company for the first six months of 2008.
Shareholders of record as of the close of business on July 28, 2008 (the “Record Date”) are entitled to notice of and to vote, in person or by a duly-executed and timely-delivered proxy, at the Meeting or any adjournments or postponements thereof. Enclosed is a proxy statement that contains more information about these items and the Meeting and a proxy card for registering votes.
Shareholders are encouraged to attend the Meeting. Shareholders not able to attend the Meeting in person are invited to participate by conference telephone by dialing into the Meeting on the one of the following numbers:
US domestic callers: 800.926.4425
Callers from outside the United States: 212.231.2910

Upon calling into the Meeting, the conference call operator will request your name and the number of shares of the Company that you own. Thereafter, you will be joined to the Meeting along with other shareholder participants.
BY ORDER of the Directors
/s/ Appleby Services (Bermuda) Ltd.
Bermuda Resident Assistant Secretary
Dated: August 8, 2008

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